SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 29, 2016
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

2015 4Q Preliminary Earnings Release

We hereby announce our 2015 4Q preliminary earnings conference material used for conference call, which was held on January 29, 2016.

KT FY2015 Earnings Release Investor Relations｜ 2016. 1. 29

Disclaimer This presentation has been prepared by KT Corp.(the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”). As such, our disposal gains from real estate and others have been excluded from our operating income. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares o the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : 82-2-3495-3557, 3558, 3564, 5529, 5343, 5344 Fax : 82-2-3495-5917

Contents 1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

Financial Highlights 1-1 (Unit: KRW bn) K-IFRS / Consolidated Income Statement FY15 FY14 YoY 4Q15 3Q15 QoQ Operating revenue 22,281.2 22,311.7 -0.1% 5,958.9 5,492.2 8.5% Service revenue 19,513.8 19,061.2 2.4% 5,078.1 4,895.9 3.7% Merchandise revenue 2,767.4 3,250.5 -14.9% 880.9 596.3 47.7% Operating expense 20,988.3 22,718.3 -7.6% 5,691.7 5,148.9 10.5% Operating income 1,292.9 -406.6 TB 267.2 343.3 -22.2% Margin (%) 5.8% -1.8% 7.6%p 4.5% 6.3% -1.8%p Non-operating income (loss) -573.5 -922.0 -37.8% -358.2 -137.4 160.8% Income before taxes 719.5 -1,328.6 TB -91.0 205.9 TR Net income 631.3 -966.2 TB -97.1 126.0 TR Margin (%) 2.8% -4.3% 7.2%p -1.6% 2.3% -3.9%p EBITDA 4,631.5 2,919.1 58.7% 1,096.7 1,174.3 -6.6% Margin (%) 20.8% 13.1% 7.7%p 18.4% 21.4% -3.0%p Operating revenue 22,281.2bn (YoY) -0.1% Service revenue 19,513.8tn (YoY) 2.4% Operating income 1,292.9bn Turnaround by strengthen the core business competitiveness and cost saving improvements Net income 631.3bn EBITDA 4,631.5bn (YoY) 58.7%

Financial Highlights 1-2 Financial Position K-IFRS / Consolidated (Unit: KRW bn) FY15 FY14 YoY 4Q15 3Q15 QoQ Assets 29,341.2 33,775.5 -13.1% 29,341.2 31,450.6 -6.7% Cash and cash equivalents 2,559.5 1,888.7 35.5% 2,559.5 2,870.3 -10.8% Debt 17,175.7 21,985.2 -21.9% 17,175.7 19,090.0 -10.0% Borrowings 8,634.9 12,815.4 -32.6% 8,634.9 8,639.5 -0.1% Equity 12,165.5 11,790.3 3.2% 12,165.5 12,360.5 -1.6% Capital Stock 1,564.5 1,564.5 1,564.5 1,564.5 Net Debt 6,075.4 10,926.7 -44.4% 6,075.4 5,769.2 5.3% Debt/Equity 141.2% 186.5% -45.3%p 141.2% 154.4% -13.3%p Net Debt/Equity 49.9% 92.7% -42.7%p 49.9% 46.7% 3.3%p Debt Position Borrowing : 8,634.9bn Net Debt : 6,075.4bn Debt Ratio Debt to Equity : 141.2% Net Debt to Equity : 49.9%

Financial Highlights 1-3 CAPEX K-IFRS / KT Separate Total CAPEX 2015 YTD 2,397bn Spent 88.8% to FY2015 guidance(KRW 2.7tn) Access Network CAPEX 2015 YTD : 1,316bn Backbone Network CAPEX 2015 YTD : 492bn B2B CAPEX 2015 YTD : 362bn 3,711 3,313 2,514 2,397 (Unit: : KRW bn)

1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

Business Overview 2-1 Wireless K-IFRS / Separate (Unit: KRW bn) FY15 FY14 YoY 4Q15 3Q15 QoQ Service 6,523.6 6,310.5 3.4% 1,651.8 1,639.9 0.7% Interconnection 536.7 560.1 -4.2% 137.9 132.6 4.0% Others 310.4 445.5 -30.3% 85.4 71.6 19.3% Wireless 7,370.7 7,316.1 0.7% 1,875.1 1,844.1 1.7% Wireless revenue increased 0.7% YoY Service revenue grew 3.4% YoY due to increased LTE penetration and data usage Interconnection and Other revenue declined on interconnection rate adjustment and reduction of subscription fee Continuous subscribers and ARPU growth Subscribers reached 18m with net additions of 738k YoY LTE subscribers reached 12.8m in 4Q representing 71.1% of total subscribers Wireless ARPU increased 0.8% QoQ, 0.6% YoY in 4Q, recording KRW 36,491 Wireless ARPU increased 2.9% YoY in 2015 YTD (Unit: 1,000) <Mobile Subscribers> 16,772 17,182 17,437 17,637 17,300 17,801 16,471 18,038

Business Overview 2-2 Wireline K-IFRS / Consolidated (Unit : KRW bn) FY15 FY14 YoY 4Q15 3Q15 QoQ Telephony 2,313.7 2,607.0 -11.2% 553.0 571.0 -3.2% Broadband 1,733.0 1,762.3 -1.7% 440.0 434.8 1.2% Line lease 1,112.0 1,170.6 -5.0% 275.3 278.6 -1.2% Wireline 5,158.7 5,540.0 -6.9% 1,268.2 1,284.4 -1.3% (Unit : 1,000) Wireline revenue decreased 6.9% YoY Telephony Telephony revenue fell by 11.2% YoY, due to line loss and MOU decline Broadband Consecutive increase in broadband revenue and ARPU on 3Q to 4Q GiGA internet subscribers reached 1m Expected to reach 2m GiGA internet subscribers in FY2016 <Wireline Subscribers>

Business Overview 2-3 Media / Contents K-IFRS / Consolidated (Unit : 1,000) (Unit : KRW bn) FY15 FY14 YoY 4Q15 3Q15 QoQ Media 1,447.5 1,330.7 8.8% 384.0 368.6 4.2% Contents 214.8 177.7 20.9% 56.5 60.2 -6.1% Media/Contents 1,662.3 1,508.4 10.2% 440.5 428.8 2.7% <IPTV Subscribers> Media/Contents revenue grew 10.2% YoY Media revenue grew 8.8% YoY from IPTV subscriber expansion and ARPU increase IPTV media subscribers reached 6.5m with net additions of 693k YoY Value added service such as PPV & Advertising increased Contents revenue increased 20.9% YoY Strong and steady growth from contents business subsidiaries - (KTH) Increase on T commerce platform revenue and new IT/Solution business contracts - (Nasmedia) Increase on new and internet/mobile advertisement - (KT Music) Increase on Music distribution revenue

Business Overview 2-4 Finance K-IFRS / Consolidated Merchandise Merchandise revenue fell by 14.9% YoY due to changes in accounting policy regarding subsidies Handset sales increased 47.7% QoQ on growing handset volume and price Finance revenue Finance revenue increased 5.9% YoY on credit/check card usage increase Other Service revenue Other Service revenue rose 29.5% YoY due to Global IT/Solution revenue increase and KTIS, KTCS consolidation Others (Unit : KRW bn) FY15 FY14 YoY 4Q15 3Q15 QoQ Finance 3,411.0 3,221.4 5.9% 983.4 835.5 17.7% Other Service 1,911.0 1,475.3 29.5% 510.9 503.1 1.5% IT/Solution 864.0 631.5 36.8% 226.0 234.6 -3.7% Real estate 254.1 242.6 4.7% 82.4 56.6 45.6% Other Subsidiaries 793.0 601.2 31.9% 202.4 211.9 -4.5% 　 FY15 FY14 YoY 4Q15 3Q15 QoQ Merchandise 2,767.4 3,250.5 -14.9% 880.9 596.3 47.7% (Unit : KRW bn)

2-5 Operating Expenses K-IFRS / Consolidated (Unit : KRW bn) FY15 FY14 YoY 4Q15 3Q15 QoQ Labor cost 3,303.5 3,918.7 -15.7% 895.8 844.3 6.1% General expenses 9,819.6 9,965.7 -1.5% 2,611.8 2,438.1 7.1% Cost of service provided 2,276.0 2,743.7 -17.0% 586.6 563.0 4.2% Selling expenses 1,954.5 2,748.4 -28.9% 533.2 489.3 9.0% Cost of merchandise 3,634.7 3,341.7 8.8% 1,064.3 814.2 30.7% Total 20,988.3 22,718.3 -7.6% 5,691.7 5,148.9 10.5% ※ Marketing Cost (KT Separate, Profit from handset sales adjusted/ Selling exp + Advertising expenses) 조정 기준/판매비+광고비) FY15 FY14 YoY 4Q15 3Q15 QoQ Marketing Cost 2,813.2 3,152.8 -10.8% 741.3 689.5 7.5% Business Overview Operating expenses decreased 7.6% YoY Labor cost decreased 15.7% YoY on voluntary retirements General Expenses decreased 1.5% YoY on continuous cost saving improvements Cost of service provided fell by 17% YoY on interconnection fee adjustment (Unit : KRW bn)

1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

1 Financial Highlights 2 Business Overview 3 Q&A 4 Appendix

4-1 K-IFRS Quarterly Income Statements

(Unit : KRW bn)

Consolidated I/S	1Q 15	2Q 15	3Q 15	4Q 15
Operating revenue	5,398.7	5,431.3	5,492.2	5,958.9
Service Revenue	4,713.3	4,826.5	4,895.9	5,078.1
Wireless	1,822.3	1,829.2	1,844.1	1,875.1
Fixed line	1,305.1	1,301.0	1,284.4	1,268.2
Media/Contents	383.8	409.2	428.8	440.5
Finance	791.3	800.9	835.5	983.4
Other service	410.9	486.1	503.1	510.9
Merchandise rev.	685.4	604.9	596.3	880.9
Operating expense	5,085.1	5,062.5	5,148.9	5,691.7
Service expense	4,152.4	4,239.1	4,334.7	4,627.4
Labor expense	778.3	785.1	844.3	895.8
General expense	2,371.0	2,398.7	2,438.1	2,611.8
Depreciation	841.3	836.8	831.0	829.4
Commissions	234.2	231.6	242.0	329.1
Advertising	33.6	42.9	52.8	48.1
Financial biz exp	701.8	713.9	751.5	793.1
Other general exp	560.2	573.6	560.8	612.0
Cost of svc provided	548.7	577.7	563.0	586.6
Cost of service	299.2	333.6	323.0	338.4
Interconnection fees	181.3	162.7	171.6	173.8
Other cost of service	68.3	81.3	68.4	74.5
Selling expense	454.4	477.7	489.3	533.2
Sales expense	432.2	443.1	474.1	507.2
Bad debt expense	22.2	34.6	15.2	26.0
Cost of merch sold	932.7	823.4	814.2	1,064.3
Operating income	313.6	368.8	343.3	267.2
EBITDA	1,154.9	1,205.6	1,174.3	1,096.7
N-OP income (loss)	93.2	-171.1	-137.4	-358.2
N-operating income	295.8	143.9	226.8	94.6
N-operating expense	206.5	316.2	361.0	457.0
Equity Method (G/L)	3.9	1.2	-3.2	4.2
Income bf taxes	406.7	197.7	205.9	-91.0
Income tax	121.9	39.7	62.1	5.4
Income from con op	284.8	158.0	143.8	-96.4
Income from discon. Op	-4.2	163.8	-17.8	-0.7
Net income	280.6	321.8	126.0	-97.1
NI contribution to KT	262.3	299.7	117.0	-125.9

KT Separate I/S	1Q 15	2Q 15	3Q 15	4Q 15
Operating revenue	4,133.4	4,197.1	4,163.2	4,448.6
Service Revenue	3,483.6	3,600.9	3,601.8	3,614.7
Wireless	1,805.4	1,812.5	1,830.8	1,854.4
Fixed line	1,294.9	1,291.5	1,268.9	1,253.4
Media/Contents	180.6	210.6	217.9	234.2
Finance				
Other service	202.7	286.3	284.1	272.7
Merchandise rev.	649.9	596.2	561.4	833.9
Operating expense	3,920.2	3,911.9	3,885.2	4,361.2
Service expense	3,077.5	3,167.3	3,204.2	3,414.3
Labor expense	472.7	474.0	478.8	510.8
General expense	1,654.0	1,697.7	1,717.1	1,791.6
Depreciation	760.3	755.8	749.4	744.6
Commissions	353.4	388.7	383.5	399.5
Advertising	34.6	43.4	50.3	47.6
Other general exp	505.6	509.9	533.9	599.8
Cost of svc provided	467.0	481.3	481.6	505.8
Cost of service	224.9	253.6	255.3	278.7
Interconnection fees	181.3	163.2	172.6	173.5
Other cost of service	60.8	64.4	53.8	53.5
Selling expense	483.8	514.3	526.8	606.1
Sales expense	463.7	485.3	510.5	587.3
Bad debt expense	20.1	29.0	16.3	18.8
Cost of merch sold	842.7	744.6	681.0	946.9
Operating income	213.2	285.2	278.0	87.4
EBITDA	973.6	1,041.0	1,027.4	832.1
N-OP income (loss)	175.3	248.1	-36.8	-240.1
N-operating income	366.2	549.9	291.0	81.6
N-operating expense	190.9	301.9	327.8	321.7
Income bf taxes	388.6	533.3	241.3	-152.7
Income tax	99.6	127.1	54.7	-41.2
Net income	289.0	406.2	186.6	-111.4

14

4-2 K-IFRS Yearly Income Statements

(Unit: KRW bn)

Consolidated I/S	2014	2015	YoY
Operating revenue	22,311.7	22,281.2	-0.1%
Service Revenue	**19,061.2**	**19,513.8**	**2.4%**
Wireless	7,316.1	7,370.7	0.7%
Fixed line	5,540.0	5,158.7	-6.9%
Media/Contents	1,508.4	1,662.3	10.2%
Finance	3,221.4	3,411.0	5.9%
Other service	1,475.3	1,911.0	29.5%
Merchandise rev.	**3,250.5**	**2,767.4**	**-14.9%**
Operating expense	22,718.3	20,988.3	-7.6%
Service expense	**19,376.6**	**17,353.6**	**-10.4%**
Labor expense	**3,918.7**	**3,303.5**	**-15.7%**
General expense	**9,965.7**	**9,819.6**	**-1.5%**
Depreciation	3,325.7	3,338.6	0.4%
Commissions	1,355.2	1,036.9	-23.5%
Advertising	152.1	177.3	16.6%
Financial biz exp	2,883.1	2,960.2	2.7%
Other general exp	2,249.7	2,306.6	2.5%
Cost of svc provided	**2,743.7**	**2,276.0**	**-17.0%**
Cost of service	1,673.4	1,294.2	-22.7%
Interconnection fees	797.3	689.3	-13.5%
Other cost of service	273.0	292.4	7.1%
Selling expense	**2,748.4**	**1,954.5**	**-28.9%**
Sales expense	2,629.0	1,856.6	-29.4%
Bad debt expense	119.4	97.9	-18.0%
Cost of merch sold	**3,341.7**	**3,634.7**	**8.8%**
Operating income	-406.6	1,292.9	TB
EBITDA	**2,919.1**	**4,631.5**	**58.7%**
N-OP income (loss)	-922.0	-573.5	-37.8%
N-operating income	506.5	761.0	50.2%
N-operating expense	1,447.2	1,340.7	-7.4%
Equity Method (G/L)	18.7	6.1	-67.1%
Income bf taxes	-1,328.6	719.5	TB
Income tax	-276.0	229.2	-183.1%
Income from con op	**-1,052.6**	**490.2**	**TB**
Income from discon. Op	86.4	141.1	63.3%
Net income	-966.2	631.3	TB
NI contribution to KT	**-1,055.0**	**553.0**	**TB**

KT Separate I/S	2014	2015	YoY
Operating revenue	17,435.8	16,942.4	-2.8%
Service Revenue	**14,202.1**	**14,300.9**	**0.7%**
Wireless	7,242.1	7,303.1	0.8%
Fixed line	5,477.8	5,108.7	-6.7%
Media/Contents	671.0	843.3	25.7%
Finance			
Other service	811.3	1,045.7	28.9%
Merchandise rev.	**3,233.7**	**2,641.5**	**-18.3%**
Operating expense	18,155.3	16,078.5	-11.4%
Service expense	**14,805.4**	**12,863.3**	**-13.1%**
Labor expense	**3,124.9**	**1,936.3**	**-38.0%**
General expense	**6,750.2**	**6,860.3**	**1.6%**
Depreciation	3,023.4	3,010.2	-0.4%
Commissions	1,470.8	1,525.1	3.7%
Advertising	163.0	175.8	7.9%
Other general exp	2,093.0	2,149.2	2.7%
Cost of svc provided	**2,007.0**	**1,935.6**	**-3.6%**
Cost of service	970.0	1,012.5	4.4%
Interconnection fees	793.8	690.6	-13.0%
Other cost of service	243.1	232.5	-4.4%
Selling expense	**2,923.4**	**2,131.1**	**-27.1%**
Sales expense	2,821.8	2,046.8	-27.5%
Bad debt expense	101.6	84.3	-17.0%
Cost of merch sold	**3,349.9**	**3,215.2**	**-4.0%**
Operating income	-719.5	863.9	TB
EBITDA	**2,304.0**	**3,874.0**	**68.1%**
N-OP income (loss)	-754.7	146.6	TB
N-operating income	582.0	1,288.8	121.4%
N-operating expense	1,336.7	1,142.2	-14.5%
Income bf taxes	**-1,474.1**	**1,010.4**	TB
Income tax	-332.3	240.1	-172.3%
Net income	-1,141.9	770.3	TB

15

4-3 K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated	1Q 15	2Q 15	3Q 15	4Q 15
Asset	**34,618.6**	**31,025.7**	**31,450.6**	**29,341.2**
Current assets	**12,333.0**	**10,091.7**	**10,701.9**	**8,583.2**
Cash &cash equivalents	1,909.4	2,047.7	2,870.3	2,559.5
Trade & other rec	3,476.1	3,610.3	3,626.3	3,667.6
Inventories	481.3	437.4	348.3	525.4
Other current assets	6,466.3	3,996.4	3,857.0	1,830.7
Non-current assets	**22,285.5**	**20,934.0**	**20,748.6**	**20,758.0**
Trade & other rec	727.4	732.1	610.4	679.8
P.P.E	14,239.0	14,176.4	14,224.5	14,478.9
Other non-cur assets	7,319.2	6,025.4	5,913.8	5,599.3
Liabilities	**22,576.7**	**18,792.9**	**19,090.0**	**17,175.7**
Current liabilities	**11,852.4**	**9,588.2**	**9,910.4**	**8,639.9**
Trade & other payables	6,341.0	5,841.6	7,911.3	6,273.9
Short-term borrowings	2,453.8	1,525.7	1,378.7	1,726.1
Other current liabilities	3,057.6	2,220.9	620.4	640.0
Non-current liabilities	**10,724.2**	**9,204.7**	**9,179.6**	**8,535.8**
Trade & other payables	683.8	654.9	651.4	574.0
Long-term borrowings	8,813.2	7,306.5	7,260.8	6,908.8
Other non-cur liabilities	1,227.2	1,243.3	1,267.5	1,053.1
Equity	**12,041.9**	**12,232.8**	**12,360.5**	**12,165.5**
Net Debt	**9,357.7**	**6,784.5**	**5,769.2**	**6,075.4**

KT Separate	1Q 15	2Q 15	3Q 15	4Q 15
Asset	**25,049.8**	**24,267.5**	**24,194.7**	**24,222.5**
Current assets	**4,779.7**	**4,524.4**	**4,736.2**	**4,636.9**
Cash &cash equivalents	580.8	888.3	1,169.7	1,127.0
Trade & other rec	2,979.3	2,996.5	2,904.4	2,974.1
Inventories	277.3	229.3	152.7	327.2
Other current assets	942.3	410.3	509.4	208.6
Non-current assets	**20,270.1**	**19,743.1**	**19,458.5**	**19,585.6**
Trade & other rec	656.2	661.3	533.5	605.2
P.P.E	12,075.5	11,895.3	11,796.6	12,145.0
Other non-cur assets	7,538.4	7,186.5	7,128.4	6,835.4
Liabilities	**15,107.8**	**13,937.3**	**13,674.3**	**13,838.5**
Current liabilities	**5,848.6**	**5,324.5**	**5,182.4**	**5,978.8**
Trade & other payables	3,589.0	3,565.0	3,672.4	4,111.3
Short-term borrowings	1,690.2	1,310.7	1,149.8	1,510.9
Other current liabilities	569.4	448.8	360.2	356.6
Non-current liabilities	**9,259.3**	**8,612.8**	**8,491.9**	**7,859.7**
Trade & other payables	677.6	675.4	685.1	620.3
Long-term borrowings	7,795.1	7,139.7	7,021.2	6,608.7
Other non-cur liabilities	786.6	797.7	785.6	630.7
Equity	**9,942.0**	**10,330.2**	**10,520.4**	**10,384.0**
Net Debt	**8,904.5**	**7,562.2**	**7,001.3**	**6,992.6**

16

4-3 Subscribers (KT only)

Wireless	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	QoQ	YoY
Subscribers (Unit: 1,000)[1]										
Total (LTE+WCDMA)	**16,471**	**16,772**	**17,182**	**17,300**	**17,437**	**17,637**	**17,801**	**18,038**	**1.3%**	**4.3%**
Net additions	17	301	410	118	137	200	164	238	45.3%	100.7%
Gross additions	1,477	1,459	1,793	1,255	1,393	1,179	1,115	1,215	8.9%	-3.2%
Deactivation	1,458	1,159	1,383	1,111	1,219	940	938	973	3.8%	-12.4%
Churn rate	2.9%	2.3%	2.7%	2.1%	2.3%	1.8%	1.8%	1.8%	*0.0%p*	*-0.3%p*
LTE	8,633	9,406	10,244	10,780	11,364	11,883	12,335	12,832	4.0%	19.0%
LTE Penetration rate	52.4%	56.1%	59.6%	62.3%	65.2%	67.4%	69.3%	71.1%	*1.8%p*	*8.8%p*
ARPU (KRW)[2]	**33,622**	**34,504**	**35,760**	**36,285**	**35,451**	**36,060**	**36,193**	**36,491**	**0.8%**	**0.6%**

Note1) Subscribers : Based on MSIP's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)

Note2) ARPU : Calculation based on billed subscribers (Retroactively applied from 1Q14). Interconnection/Subscription fee revenue excluded

Wireline	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	QoQ	YoY
Subscribers (Unit: 1,000)										
Telephony	**17,789**	**17,615**	**17,469**	**17,259**	**17,103**	**16,951**	**16,806**	**16,682**	**-0.7%**	**-3.3%**
PSTN	14,309	14,165	14,037	13,849	13,706	13,549	13,403	13,268	-1.0%	-4.2%
VoIP	3,480	3,450	3,432	3,411	3,397	3,402	3,403	3,413	0.3%	0.1%
Broadband	**8,037**	**8,039**	**8,107**	**8,129**	**8,168**	**8,229**	**8,289**	**8,328**	**0.5%**	**2.4%**
IPTV	**5,158**	**5,366**	**5,635**	**5,859**	**6,042**	**6,217**	**6,401**	**6,552**	**2.4%**	**11.8%**

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